Exhibit 99.3

TEXT OF NEWSLINE REGARDING
STOCK OPTION EXCHANGE PROGRAM

Shareowners, Board approve stock option exchange
Delta has approved a stock option exchange program for eligible employee shareowners. The one-time offer will allow eligible employees on the U.S. payroll to cancel their outstanding options that have an exercise price of $25 or higher in exchange for a lesser number of replacement options. In proposal No. 3 in the 2003 Proxy Statement, the board said, “The Board of Directors believes that the amendments to ...authorize a stock option exchange program are in the best interest of Delta and its shareowners because the exchange program would provide retention and performance incentives to employees and align their interests with those of shareowners.” Delta shareowners approved the proposal at today’s Annual Meeting and the board of directors subsequently authorized the program. The option exchange will be a voluntary program, and eligible Delta option holders can decide whether it’s in their best interest to participate. Existing options that are not exchanged will remain outstanding under their original terms. The program will commence in mid-May, and complete details will be mailed to homes and made available online at that time.